SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: August 21, 2012

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

85 Akti Miaouli Street, Piraeus, Greece 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME ACQUISITION CORPORATION.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statements on Form F-3, File Nos. 333-151707, 333-169320 and 333-170896.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month and six month periods ended June 30, 2012 and 2011 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2011 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.

Recent Developments and History

Dividend Policy

On August 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2012 of $0.05 per common share payable on October 3, 2012 to stockholders of record as of September 19, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Delivery of Nave Atria

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 50,000 dwt MR2 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $13,331 per day for a period of three years plus two one year options. The charter contract also provides for 50% profit sharing.

History and development of Navios Acquisition

On July 1, 2008, Navios Acquisition consummated its IPO in which 25,300,000 units were sold, with each unit consisting of one common stock and one warrant, raising gross proceeds of $253.0 million.

On May 28, 2010, Navios Acquisition consummated the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, referred to herein as the Product and Chemical Tanker Acquisition, which constituted its initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. The initial business combination was treated as an asset acquisition and the consideration paid, and fair values of assets and liabilities assumed, on May 28, 2010.

On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition of seven Very Large Crude Carriers (“VLCC”) for an aggregate purchase price of $587.0 million, adjusted for net working capital acquired of $20.6 million. The VLCC Acquisition was accounted for as a business combination.

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “Existing Notes”). Following the issuance of the Existing Notes and net proceeds raised of $388.9 million the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totaling approximately $343.8 million, and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility.

On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of $105.0 million of 8 5/8% first priority ship mortgage notes due 2017 (the “Additional Notes”) at 102.25% plus accrued interest from May 1, 2011. The net proceeds of the offering of $104.7 million were used to partially finance the acquisition of the VLCC delivered on June 8, 2011 and to repay the $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd.

Equity Transactions

Pursuant to an Exchange Agreement entered into March 30, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition (see Note 13 of the condensed interim financial statement included herein).

As of August 21, 2012, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 3,000 shares of Series A Convertible Preferred Stock, 540 shares of Series B Convertible Preferred Stock issued in connection with the acquisition of the two LR1 product tankers, 1,000 shares of Series C Convertible Preferred Stock issued to Navios Holdings and 6,037,994 public warrants. Included in the number of shares and warrants are 17,115 units (one unit consists of one share of common stock and one warrant).

Vessel Deliveries and Acquisitions

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt LR1 product tanker, from a South Korean shipyard for $44.8 million. Cash paid was $11.2 million and $33.6 million was transferred from vessel deposits. The vessel is chartered-out at a net daily charter rate of $11,850 for a period of three years plus two one year options. The charter contract also contains clauses for profit-sharing.

Fleet

“Core fleet” refers to tanker vessels, including the new buildings to be delivered. The current “core fleet” consists of 29 vessels totaling 3,319,858 dwt. The 16 vessels in operation aggregate approximately 2,569,858 dwt and have an average age of 5.9 years. Navios Acquisition has currently fixed 100.0%, 83.0% and 54.0% of its 2012, 2013 and 2014 available days, respectively, of its fleet, representing contracted revenues (net of commissions), based on the rates from current charter agreements of $152.4 million, $174.5 million and $139.0 million, respectively. Although these revenues are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these revenues would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $25,343, $22,589 and $25,848 for 2012, 2013 and 2014, respectively.

Vessels	Type	Built/Delivery Date	DWT	Net Charter Rate(1)		Profit Share	Expiration Date (2)
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671	11,751	(3)	None	November 2012
				11,850	(4)	50%/50%	November 2013
Nave Ariadne	LR1 Product Tanker	2007	74,671	11,751	(3)	None	November 2012
				11,850	(4)	50%/50%	November 2013
Nave Cosmos	Chemical Tanker	2010	25,130	11,700	(5)	60%/40%	February 2013
Nave Polaris	Chemical Tanker	2011	25,145	11,700	(5)	60%/40%	January 2013
Shinyo Splendor	VLCC	1993	306,474	38,019		None	May 2014
Shinyo Navigator	VLCC	1996	300,549	42,705		None	December 2016
C. Dream	VLCC	2000	298,570	29,625		50% above $30,000	March 2019
						40% above $40,000
Shinyo Ocean	VLCC	2001	281,395	38,400		50% above $43,500	January 2017
Shinyo Kannika	VLCC	2001	287,175	38,025		50% above $44,000	February 2017
Shinyo Saowalak	VLCC	2010	298,000	48,153		35% above $54,388	June 2025
						40% above 59,388
						50% above 69,388
Shinyo Kieran	VLCC	2011	297,066	48,153		35% above $54,388	June 2026
						40% above $59,388
						50% above $69,388
Buddy	MR2 Product Tanker	2009	50,470	22,490		None	October 2012
				21,503		None	October 2014
Bull	MR2 Product Tanker	2009	50,542	22,490		None	September 2012
				21,503		None	September 2014
Nave Andromeda	LR1 Product Tanker	2011	75,000	12,000	(6)	100% up to $15,000	November 2014
						50% above $15,000
						90% up to 15,000
Nave Estella	LR1 Product Tanker	2012	75,000	11,850	(7)	50% above $15,000	January 2015
Nave Atria	MR2 Product Tanker	2012	50,000	13,331	(8)	50% /50%	July 2015
Owned Vessels to be Delivered
TBN	LR1	Q3 2012	75,000	11,850	(9)	50% /50%
TBN	LR1	Q4 2012	75,000	11,850	(9)	50% /50%
TBN	LR1	Q4 2012	75,000	11,850	(9)	50% /50%
TBN	LR1	Q4 2012	75,000	11,850	(9)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(8)	50% /50%
TBN	MR2	Q4 2012	50,000	13,331	(10)	50% /50%
TBN	MR2	Q1 2013	50,000	13,331	(10)	50% /50%
TBN	MR2	Q1 2013	50,000	13,825	(11)	100% up to $15,000
						50% above $15,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000

(1)	Net time charter-out rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery of charterers.
(3)	On October 28, 2011, the charter contracts for the Nave Cielo and the Nave Ariadne were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with the charterers that provide for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover any outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.
(4)	Charterer’s option to extend the charter for 6 months at same rate
(5)	Charterer’s option to extend for additional 6 months at $12,188 (net) plus 60%/40% profit sharing
(6)	Charterer’s option to extend the charter for 1+1 years at $13,000 (net) 1st optional year plus 100% profit up to $16,000 plus 50/50% profit sharing above $16,000; $14,000 (net) 2nd optional year plus 100% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(7)	Charterer’s option to extend the charter for 1+1 years at $11,850 (net) 1st optional year plus 90% profit up to $16,000 plus 50/50% profit sharing above $16,000; $11,850 (net) 2nd optional year plus 90% profit up to $17,000 plus 50/50% profit sharing above $17,000. Profit sharing formula is calculated monthly and incorporates $2,000 premium above the relevant index.
(8)

Charter duration three years. Charterer’s option to extend the charter for 1+ 1 years at $14,566 (net) 1st optional year plus profit sharing; $15,553 (net) 2nd optional year plus profit sharing. The profit sharing will be calculated monthly and profits will be split equally between each party. Profit sharing formula incorporates $1,000 premium above the relevant index.

(9)	Charter duration one year. Charterer’s option to extend the charter for another 6 months at $11,850 (net) plus 50% profit sharing.
(10)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $14,813 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.
(11)	Charter duration three years. Charterer’s option to extend the charter for 1 year at $15,306 (net) plus profit sharing. The charterers will receive 100% of the first $1,000 in profits above the base rate and the owners will receive 100% of the next $1,000. Thereafter, all profits will be split equally to each party.

Charter Policy and Industry Outlook

Our core fleet consists of 29 vessels, of which seven VLCCs are chartered out for an average of 6.9 years at approximately $40,440 net per day, nine vessels are chartered out for periods ranging from six months to three years and the remaining 13 vessels still to be delivered. Of the remaining vessels being delivered during the period from the third quarter of 2012 through the fourth quarter of 2014, we have chartered out four MR2 tanker vessels and four LR1 tanker vessels for periods ranging from one to three years. As a result, the average charter out period of our entire fleet is 3.3 years. Many of our charters have profit sharing arrangements (see fleet table above). We intend to deploy the open vessels that have not been chartered out to leading charterers in a mix of long, medium and short-term time charters. This chartering strategy is intended to allow us to capture increased profits during strong charter markets, while developing relatively stable cash flows from longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates.

We intend to grow our fleet using Navios Holdings’ global network of relationships and extensive experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the crude oil transportation, product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008.

We believe that developments in the marine transportation industry, particularly in the crude oil transportation, product tanker and chemical tanker sectors as well as the recent financial crisis which continues to adversely affect the availability of credit to shipping industry participants, have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital.

Factors Affecting Navios Acquisition’s Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

•	the demand for seaborne transportation services;

•	the ability of Navios Holdings’ commercial and chartering operations to successfully employ our vessels at economically attractive rates, particularly as our fleet expands and our charters expire;

•	the effective and efficient technical management of our vessels;

•	Navios Holdings’ ability to satisfy technical, health, safety and compliance standards of major commodity traders; and

•	the strength of and growth in the number of our customer relationships, especially with major commodity traders.

In addition to the factors discussed above, we believe certain specific factors will impact our consolidated results of operations. These factors include:

•	the charter hire earned by our vessels under our charters;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	our ability to sell vessels at prices we deem satisfactory;

•	our level of debt and the related interest expense and amortization of principal; and

•	the level of any dividend to our stockholders.

	Three month period ended June 30,		Six month period ended June 30,
	2012	2011	2012	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
FLEET DATA
Available days (1)	1,316	887	2,635	1,761
Operating days (2)	1,316	876	2,612	1,719
Fleet utilization (3)	100%	98.8%	99,1%	97.6%
Vessels operating at period end	15	11	15	11
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$26,458	29,322	$26,571	$29,045

Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:

(1)	Available days: Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Acquisition uses TCE rates, which are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period.

The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet currently in the water, is 5.9 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

Period over Period Comparisons

For the Three Month Period ended June 30, 2012 compared to the Three Month Period ended June 30, 2011

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2012 and 2011. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars

	For the Three Months Ended June 30, 2012	For the Three Months Ended June 30, 2011
	(unaudited)	(unaudited)
Revenue	$35,945	$26,017
Time charter expenses	(1,129)	(963)
Direct vessel expenses	(601)	—
Management fees	(11,102)	(8,056)
General and administrative expenses	(765)	(889)
Write-off of deferred finance costs	—	(935)
Depreciation and amortization	(12,043)	(8,297)
Interest income	114	417
Interest expenses and finance cost, net	(12,112)	(9,976)
Other expense, net	(235)	(517)

Net loss	$(1,928)	$(3,199)

EBITDA(1)	$22,714	$14,656
Adjusted EBITDA(1)	$22,714	$15,591

(1)

EBITDA and Adjusted EBITDA are non-GAAP financial measure. See “—Reconciliation of EBITDA to Net Cash from Operating Activities and Adjusted EBITDA” for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under US GAAP.

For the three month period ended June 30, 2012, Navios Acquisition had 1,316 available days. There were 887 available days in the comparative period of 2011.

Revenue: Revenue for the three month period ended June 30, 2012 increased by $9.9 million or 38.1% to $35.9 million, as compared to $26.0 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda and the Nave Estella, in November 2011 and January 2012, respectively. As a result of the vessel acquisitions, available days of the fleet increased to 1,316 days for the three month period ended June 30, 2012, as compared to 887 days for the three month period ended June 30, 2011. Time charter equivalent (“TCE”) decreased to $26,458 for the three month period ended June 30, 2012, from $29,322 for the three month period ended June 30, 2011.

Time charter expenses: Time charter expenses for the three month period ended June 30, 2012 and June 30, 2011 were $1.1 million and $1.0 million, respectively. These expenses primarily related to broker fees and various voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of three VLCC vessels that were completed in August 2011, October 2011 and April 2012, respectively, and two LR1 product tankers that were completed in May 2012 and June 2012, respectively, amounting to $0.6 million for the three month period ended June 30, 2012. There were no direct vessel expenses for the comparative period in 2011.

Management fees: Management fees for the three month period ended June 30, 2012 increased by $3.0 million to $11.1 million from $8.1 million for the same period of 2011. The increase was attributable to the increased number of operating vessels and available days. Pursuant to a management agreement dated May 28, 2010 (the “Management Agreement”), Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the Management Agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

General and administrative expenses: General and administrative expenses decreased by $0.1 million from $0.9 million during the three month period ended June 30, 2011, to $0.8 million for the three month period ended June 30, 2012, due to a $0.3 million decrease in legal, audit and other professional services partially offset by a $0.2 million increase in administrative services charged by the Manager due to the increase in the number of operating vessels. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended June 30, 2012 and 2011, the Manager had charged us $0.5 million and $0.3 million, respectively, for administrative services.

Write-off of deferred finance costs: In connection with the cancellation of certain committed credit in June 2011, the deferred finance costs in the amount of $0.9 million were written-off in the Statement of Operations.

Depreciation and amortization: Depreciation and amortization for the three months ended June 30, 2012 was $12.0 million compared to $8.3 million for the same period in 2011. Of the $12.0 million, $10.0 million was related to vessel depreciation and $2.0 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC and MR2 vessels. The increase was attributable to the acquisition of the Shinyo Kieran, the Buddy, the Bull, the Nave Andromeda and the Nave Estella.

Interest income: Interest income decreased by $0.3 million to $0.1 million for the three month period ended June 30, 2012 from $0.4 million for the three month period ended June 30, 2011.

Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $12.1 million for the three month period ended June 30, 2012, compared to $10.0 million for the same period in 2011. Interest expense and finance cost for the three month period ended June 30, 2012, consisted of $10.9 million of bond coupon expenses and $1.2 million interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the three month period ended June 30, 2012 was $462.1 million and the weighted average interest rate was 3.23%. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the three month period ended June 30, 2011 was $305.6 million and the weighted average interest rate was 3.05%.

Other expense, net: Other expense, net for the three month period ended June 30, 2012 decreased by $0.3 million to $0.2 million for the three month period ended June 30, 2012 as compared to $0.5 million, for the three month period ended June 30, 2011. Other expense, net was mainly related to provision for claims.

For the Six Month Period ended June 30, 2012 compared to the Six Month Period ended June 30, 2011

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2012 and 2011. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.

Expressed in thousands of U.S. dollars

	For the Six Months Ended June 30, 2012	For the Six Months Ended June 30, 2011
	(unaudited)	(unaudited)
Revenue	$71,662	$51,147
Time charter expenses	(1,659)	(1,390)
Direct vessel expenses	(1,103)	—
Management fees	(22,057)	(15,640)
General and administrative expenses	(1,677)	(1,915)
Write-off of deferred finance costs	—	(935)
Depreciation and amortization	(23,989)	(16,341)
Interest income	291	897
Interest expenses and finance cost, net	(24,319)	(18,869)
Other income/ (expense), net	135	(559)

Net loss	$(2,716)	$(3,605)

EBITDA(1)	$46,404	$30,708
Adjusted EBITDA(1)	$46,404	$31,643

(1)

EBITDA and Adjusted EBITDA are non-GAAP financial measure. See “—Reconciliation of EBITDA to Net Cash from Operating Activities and Adjusted EBITDA” for a description of EBITDA and Adjusted EBITDA and a reconciliation of EBITDA and Adjusted EBITDA to the most comparable measure under US GAAP.

For the six month period ended June 30, 2012, Navios Acquisition had 2,635 available days. There were 1,761 available days in the comparative period of 2011.

Revenue: Revenue for the six month period ended June 30, 2012 increased by $20.6 million or 40.3% to $71.7 million, as compared to $51.1 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy in July 2011, the Nave Andromeda and the Nave Estella, in November 2011 and January 2012, respectively. As a result of the vessel acquisitions, available days of the fleet increased to 2,635 days for the six month period ended June 30, 2012, as compared to 1,761 days for the six month period ended June 30, 2011. Time charter equivalent (“TCE”) decreased to $26,571 for the six month period ended June 30, 2012, from $29,045 for the six month period ended June 30, 2011.

Time charter expenses: Time charter expenses for the six month period ended June 30, 2012 and June 30, 2011 were $1.7 million and $1.4 million, respectively. These expenses primarily related to broker fees and various voyage expenses.

Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, of three VLCC vessels that were completed in August 2011, October 2011 and April 2012, respectively, and two LR1 product tankers that were completed in May 2012 and June 2012, respectively, amounting to $1.1 million for the six month period ended June 30, 2012. There were no direct vessel expenses for the comparative period in 2011.

Management fees: Management fees for the six month period ended June 30, 2012 increased by $6.5 million to $22.1 million from $15.6 million for the same period of 2011. The increase was attributable to the increased number of operating vessels and available days. Pursuant to the Management Agreement dated May 28, 2010, the Manager, provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000, per owned VLCC vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs.

During the remaining term of the management agreement, Navios Acquisition will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first four years under these agreements for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels.

General and administrative expenses: General and administrative expenses decreased by $0.2 million from $1.9 million during the six month period ended June 30, 2011, to $1.7 million for the six month period ended June 30, 2012, due to a $0.5 million decrease in legal, audit and other professional services partially offset by a $0.3 million increase in administrative services charged by the Manager due to the increase in the number of operating vessels. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month periods ended June 30, 2012 and 2011, the Manager had charged us $1.0 million and $0.7 million for administrative services, respectively.

Write-off of deferred finance costs: In connection with the cancellation of certain committed credit in June 2011, the deferred finance fees in the amount of $0.9 million were written-off in the Statement of Operations.

Depreciation and amortization: Depreciation and amortization for the six months ended June 30, 2012 was $24.0 million compared to $16.3 million for the same period in 2011. Of the $24.0 million, $20.0 million was related to vessel depreciation and $4.0 million was related to amortization of intangible assets and liabilities associated with the acquisition of the VLCC and MR2 vessels. The increase was attributable to the acquisition of the Shinyo Kieran, the Buddy, the Bull, the Nave Andromeda and the Nave Estella.

Interest income: Interest income decreased by $0.6 million to $0.3 million for the six month period ended June 30, 2012 from $0.9 million for the six month period ended June 30, 2011.

Interest expense and finance cost, net: Interest expense and finance cost, net amounted to $24.3 million for the six month period ended June 30, 2012, compared to $18.9 million for the same period in 2011. Interest expense and finance cost for the six month period ended June 30, 2012, consists of $21.8 million of bond coupon expenses and $2.5 million interest expense and finance costs in relation to our existing facilities. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the six month period ended June 30, 2012 was $457.4 million and the weighted average interest rate was 3.28%. The weighted average balance outstanding of our loan facilities (excluding the Existing Notes and the Additional Notes) for the six month period ended June 30, 2011 was $314.9 million and the weighted average interest rate was 3.07%.

Other income/ (expense), net: Other income, net for the six month period ended June 30, 2012 was $0.1 million. Other expense, net for the six month period ended June 30, 2012 was $0.6 million. Other income/(expense), net was mainly related to provision for claims.

Liquidity and Capital Resources

Our primary short-term liquidity needs are to fund general working capital requirements, drydocking expenditures, and deposits for vessels under construction, minimum cash balance maintenance as per our credit facility agreements and debt repayment, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment.

Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations and bank borrowings which we believe that will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. Generally, our long-term sources of funds will be from cash from operations, long term bank borrowings and other debt or equity financings.

We expect that we will rely upon external financing sources, including bank borrowings, to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Navios Acquisition finances its capital requirements with cash flows from operations, equity contributions from stockholders, bank loans and the issuance of the Existing Notes and Additional Notes. Main uses of funds have been capital expenditures for the acquisition of new vessels, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends.

Cash Flow

Six Month Period ended June 30, 2012 compared to the Six month Period ended June 30, 2011

The following table presents cash flow information for the six month periods ended June 30, 2012 and June 30, 2011:

	Six Month Period Ended June 30, 2012	Six Month Period Ended June 30, 2011
	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$43,481	$20,862
Net cash used in investing activities	(138,408)	(60,227)
Net cash provided by financing activities	95,690	18,556

Net increase/ (decrease) in cash and cash equivalents	$763	$(20,809)
Cash and cash equivalents, beginning of the period	41,300	61,360
Cash and cash equivalents, end of period	$42,063	$40,551

Cash provided by operating activities for the six month period ended June 30, 2012 as compared to the six month period ended June 30, 2011.

Net cash provided by operating activities increased by $22.6 million to $43.5 million for the six month period ended June 30, 2012 as compared to $20.9 million for the six month period ended June 30, 2011. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization.

Net loss for the six month period ended June 30 2012 was $2.7 million as compared to $3.6 million for the six month period ended June 30, 2011. The cumulative effect of the adjustments to reconcile net loss to net cash provided by operating activities was a $26.5 million increase for the six month period ended June 30, 2012 which consisted of $24.0 million relating to depreciation and amortization, $1.4 million relating to amortization of finance costs, $1.1 million related to the amortization of dry dock and special survey costs.

Prepaid expenses and other current assets decreased by $0.3 million to $0.2 million as of June 30, 2012 from $0.5 million as of December 31, 2011. The decrease was attributable to the straight line effect of revenue of the vessels acquired in July 2011.

Accounts receivable decreased by $0.8 million from $6.5 million at December 31, 2011 to $5.7 million at June 30, 2012 due to a decrease in amounts due from charterers.

Restricted cash related to the interest expense decreased by $0.4 million to $0.3 million as of June 30, 2012 from $0.7 million as of December 31, 2011.

Accounts payable decreased by $0.2 million to $0.8 million at June 30, 2012 from $1.0 million at December 31, 2011. The decrease resulted from a $0.3 million decrease in brokers payable and a $0.2 million decrease in professional and legal fees payable, partially offset by a $0.3 increase in other payables.

Dry dock payments incurred in the six month period ended June 30, 2012 were $3.0 million and related to the dry dock and special survey costs incurred for one of the VLCC tanker vessel and two LR1 product tanker vessels.

Accrued expenses decreased by $4.4 million from $15.5 million as of December 31, 2011 to $11.1 million as of June 30, 2012. The primary reason for the decrease was: (a) $4.4 million decrease in accrued legal and professional fees; and (b) $ 0.3 million decrease in accrued loan interest and bond coupon expenses. The $4.7 million decrease was partially offset by a $0.3 million increase in accrued voyage.

Amounts due to related parties increased by $27.4 million from $43.6 million at December 31, 2011 to $71.0 million at June 30, 2012, as a result of: (a) $23.0 million increase in management fees, accrued administrative expenses and other payables due to affiliated companies; (b) a $1.9 million non cash increase in pre building costs; and (c) a $2.5 million increase in expenses incurred by the Manager in relation to dry dock and special survey costs of one VLCC vessel and two LR1 product tanker vessels.

Other long term assets decreased by $0.4 million to $0.9 million for the six months ended June 30, 2012 as compared to $1.3 million for the year ended December 31, 2011. On October 28, 2011, the charter contract of the Nave Ariadne (ex Ariadne Jacob) and Nave Cielo (ex Colin Jacob) were terminated prior to their original expiration in June 2013. Navios Acquisition entered into certain settlement agreements with charterers that provided for an amount of approximately $5.0 million to compensate for the early termination of the charters and to cover outstanding receivables, out of which $2.0 million will be settled in installments until June 2015.

Other long term liabilities decreased by $0.1 million from $0.4 million at December 31, 2011 to $0.3 million at June 30, 2012. Other long term liabilities are related to the straight line effect of revenue of the vessels acquired in July 2011.

Cash used in investing activities for the six month period ended June 30, 2012 as compared to the six month period ended June 30, 2011.

Net cash used in investing activities was $138.4 million at June 30, 2012 as compared to $60.2 million outflow for the comparative period in 2011.

Net cash used in investing activities resulted from: (a) $10.5 million paid for the delivery of the Nave Estella on January 20, 2012; and (b) a $137.0 million increase in deposits for vessel acquisitions. This increase was partially offset by a $9.1 million decrease in restricted cash that was used as deposits for vessel acquisition.

Net cash used in investing activities for the six month period ended June 30, 2011 resulted from: (a) $32.1 million paid for the delivery of the Shinyo Kieran on June 8, 201 and the delivery of Nave Polaris on January 27, 2011; and (b) $28.9 million increase in deposits for vessel acquisitions. This increase was partially offset by a $0.8 million decrease in restricted cash.

Cash provided by financing activities for the six month period ended June 30, 2012 as compared to the six month period ended June 30, 2011.

Net cash provided by financing activities for the six month period ended June 30, 2012 was $95.7 million. For the same period in 2011, $18.6 million cash was provided by financing activities.

Net cash provided by financing activities for the six month period ended June 30, 2012 resulted from $120.6 million of loan proceeds net of deferred finance fees. The increase was partially offset by: (a) $5.0 million repayment of loan to a related party; (b) $6.3 million repayment of loans; (c) $4.9 million payment of dividends; and (d) $8.7 million increase in restricted cash.

Net cash provided by financing activities for the six month period ended June 30, 2011 resulted from $112.6 million from loan proceeds net of deferred finance fees, partially offset by: (a) $82.5 million repayment of loan; (b) $6.0 million repayment of loan to related party; (c) $4.9 million payment of dividends; and (d) $0.6 million increase in restricted cash.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$13,440	$2,113	$43,481	$20,862
Net (decrease)/ increase in operating assets	(1,240)	3,774	(1,955)	684
Net increase in operating liabilities	(3,041)	(1,591)	(20,701)	(9,230)
Net interest cost	11,998	9,559	24,028	17,972
Deferred finance costs	(752)	(485)	(1,445)	(866)
Capitalized dry dock and special survey costs, net	2,309	2,221	2,996	2,221
Write-off of deferred finance costs	—	(935)	—	(935)

EBITDA(1)	$22,714	$14,656	$46,404	$30,708
Write-off of deferred finance costs	—	935	—	935

Adjusted EBITDA	$22,714	$15,591	$46,404	$31,643

(1)

	Three Month	Three Month	Six Month	Six Month
	Period	Period	Period	Period
	Ended	Ended	Ended	Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by operating activities	$13,440	$2,113	$43,481	$20,862
Net Cash used in investing activities	$(33,112)	$(53,447)	$(138,408)	$(60,227)
Net Cash provided by financing activities	$20,557	$19,490	$95,690	$18,556

EBITDA

EBITDA represents loss plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA for the three month period ended June 30, 2012, increased by $8.0 million to $22.7 million, as compared to $14.7 million for the same period in 2011. The increase in EBITDA was due to: (a) $9.9 million increase in revenue due to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy, in July, 2011 and the delivery of the Nave Andromeda and the Nave Estella in November 2011 and January 2012, respectively; (b) $0.9 million decrease in write off of deferred finance costs; (c) $0.3 million decrease in other expense net; and (d) $0.1 million decrease in general and administrative expenses. The above increase was partially off-set by: (i) $3.0 million increase in management fees; and (ii) $0.1 million increase in time charter expenses.

EBITDA for the six month period ended June 30, 2012, increased by $15.7 million to $46.4 million, as compared to $30.7 million for the same period in 2011. The increase in EBITDA was due to: (a) a $20.6 million increase in revenue due to the acquisition of the Shinyo Kieran in June 2011, the Bull and the Buddy in July, 2011 and the delivery of the Nave Andromeda and the Nave Estella in November 2011 and January 2012, respectively; (b) $0.9 million decrease in write off of deferred finance costs; (c) a $0.2 million decrease in general and administrative expenses; and (d) $0.7 increase in other income, net. The above $22.4 million increase was partially off-set by: (i) $6.5 million increase in management fees; and (ii) $0.3 million increase in time charter expenses.

Adjusted EBITDA

Adjusted EBITDA for the three and six month period ended June 30, 2011, represents EBITDA plus the write-off of the deferred finance costs that was incurred in connection with the cancellation of committed credit.

Management believes that Adjusted EBITDA is useful in evaluating Navios Acquisition’s performance and liquidity position because the calculation of Adjusted EBITDA generally eliminates the accounting effect of other items.

Long-Term Debt Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes

On October 21, 2010, Navios Acquisition and Navios Acquisition Finance completed the sale of the $400.0 million of Existing Notes. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance completed the sale of the $105.0 million of Additional Notes. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance. The subsidiary guarantees are full and unconditional, as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the bond indenture upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.

The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Following the consummation of the exchange offer for the Existing and the Additional Notes on March 2, 2011 and September 23, 2011, respectively, the Additional Notes and the Existing Notes have the same CUSIP number.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $129.1 million was outstanding under this facility and $17.2 million remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial vessel acquisition, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.75 million each with a final balloon payment of $16.0 million to be repaid on the last repayment date.

The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $43.6 million was outstanding under this facility and $31.4 million remains to be drawn.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2.5 million in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $0.2 million each, 13 equal quarterly installments of $0.44 million each, with a final balloon payment of $15.2 million to be repaid on the last repayment date. As of June 30, 2012, the facility was fully drawn, and the outstanding amount under this facility was $43.3 million.

Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80.0 million revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions upon Navios Acquisition’s request and the bank’s consent) and bears interest at a rate of LIBOR plus 275 bps. As of June 30, 2012, the outstanding amount under this facility was $32.4 million that was used to partially finance the acquisition cost of two product tanker vessels and $47.6 million remains undrawn. Pursuant to an agreement dated December 28, 2011, the maturity of the facility was extended, to match the delivery of the vessels.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.2 million of which $51.6 million is drawn (divided into two tranches of $26.1 million and $25.5 million respectively) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.35 million and $0.34 million respectively, with a final balloon payment of $15.1 million and $14.7 million, respectively, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, the facility was fully drawn and the amount outstanding was $50.6 million.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.35 million each with a final balloon payment of $15.0, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $28.6 million was outstanding under this facility and $23.4 million remains to be drawn.

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55.1 million (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54.8 million was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $0.75 million each and 12 quarterly installments of $0.57 million each with a final balloon payment of $11.6 million to be repaid on the last repayment date. The repayment of each tranche started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $50.3 million was outstanding under this loan agreement ($25.15 million from each of the two tranches), and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51.0 million (divided into two tranches of $25.5 million each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $0.4 million each with a final balloon payment of $14.3 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2012, no amount was drawn and outstanding under this loan agreement.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28.1 million to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to, but not including, the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $24.9 million was drawn under this facility and $3.2 million remains to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56.3 million (divided into two tranches of $28.1 million each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $0.39 million each with a final balloon payment of $15.6 million to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to, but not including, the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $49.9 million was drawn under this loan agreement and $6.3 million remains to be drawn.

Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an agreement dated November 8, 2011, this facility was extended from April 2012 to December 2014. As of June 30, 2012, the outstanding amount under this facility was $35.0 million, $5.0 million remains to be drawn and interest accrued under this facility is $0.1 million and was included under amounts due to related parties. For the six month period ended June 30, 2012, interest expense in relation to this facility amounted to $0.6 million and was included under interest expense and finance cost, net in the statement of operations.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Acquisition, including Net Worth, debt coverage ratios, and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

As of June 30, 2012, the Company was in compliance with its covenants.

As of June 30, 2012, the total amount available to be drawn from all our facilities was $185.1 million and will be used to finance the acquisition and construction of vessels and for investment and working capital purposes.

Capital Expenditures

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean-built LR1 product tanker, for a total cost of $44.9 million. Cash paid was $11.2 million and $33.6 million was transferred from vessel deposits.

Total consideration of the remaining vessels to be delivered, as of June 30, 2012, was approximately $500.7 million. As of June 30, 2012, Navios Acquisition had paid $350.7 million which has been included in the financial statements in “Deposits for vessel acquisitions”, of which $327.4 million related to vessels’ deposits and the remaining $23.3 million related to capitalized interest and expenses.

Off-Balance Sheet Arrangements

Navios Acquisition has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes Navios Acquisition’s contractual obligations as of June 30, 2012:

	Payments due by period (unaudited)
(In thousands of U.S. dollars)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long term debt obligations(1)	$13,776	$30,803	$97,862	$815,284	$957,725
Loans due to related parties (2)	—	35,000	—	—	35,000
Vessel deposits (3)	137,380	35,880	—	—	173,260

Total contractual obligations	$151,156	$101,683	$97,862	$815,284	$1,165,985

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.75% to 3.25% per annum or the $505.0 million Notes which have a fixed rate of 8 5/8%.
(2)	The amount relates to the credit facility with Navios Holdings. The amount identified does not include interest costs associated with the outstanding credit facility which is based on LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin of 3.00% per annum.
(3)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through October 2014.

Related Party Transactions

General and administrative expenses: On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the six month periods ended June 30, 2012 and June 30, 2011, Navios Holdings had charged us $1.0 million and $0.7 million, respectively, for administrative services.

Balance due to related parties: Amounts due to related parties as of June 30, 2012 and December 31, 2011, was $71.0 million and $43.6 million, respectively, which represented the account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of management fees, administrative fees, dry docking costs and other expenses.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, for five years from the closing of the vessel acquisition, a subsidiary of Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $0.3 million per MR2 Product tanker, chemical tanker and LR1 product tanker vessels and will be reimbursed at cost for VLCC vessels. Total management fees for each of the six month periods ended June 30, 2012 and 2011 amounted to $22.1 million and $15.6 million, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the Manager partially or fully for dry docking and other extraordinary fees and expenses under the Management Agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. For the six month period ended June 30, 2012 interest expense in relation to long term payables to related party amounted to below $0.1 million.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer, which provides for, will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings. The $40.0 million facility has a margin of LIBOR plus 300 bps and pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. As of June 30, 2012, the outstanding amount under this facility was $35.0 million and was included under loans due to related parties. As of June 30, 2012 and December 31, 2011, interest accrued under this facility was $0.1 million and below $0.1 million, respectively, and was included under amounts due to related parties. For the six month period ended June 30, 2012 interest expense in relation to Navios Holding’s credit facility amounted to $0.6 million.

Exchange Agreement: Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition (see Note 13 of the condensed consolidated financial statements, included herein.)

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollar are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.

Interest Rate Risk

As of June 30, 2012, Navios Acquisition had a total of $994.5 million in long-term indebtedness. Borrowings under our credit facilities bear interest at rates based on a premium over U.S. $ LIBOR except for the interest rate on the Notes and the Additional Notes which is fixed. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the six month period ended June 30, 2012, we paid interest on our outstanding debt at a weighted average interest rate of 3.28% excluding the Existing Notes and Additional Notes. A 1% increase in LIBOR would have increased our interest expense for the six month period ended June 30, 2012 by $4.6 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the six month period ended June 30, 2012, DOSCO and STX Panocean accounted for 45.6% and 11.2%, respectively, of Navios Acquisition’s revenue. For the year ended December 31, 2011, the most significant counterparties were DOSCO, Blue Light Chartering Inc. and Jacob Tank Chartering GMBH & Co. and which counterparties accounted for approximately 43.9%, 11.5% and 11.3%, respectively, of our total revenue.

Cash and Cash Equivalent

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Critical Accounting Policies,

Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

The Company’s most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. There were no material changes to these critical accounting policies during the three and six months ended June 30, 2012.

Exhibit List

Exhibit Number

101	The following materials from Navios Maritime Acquisition Coproration’s 6-K containing its financial statements for the three and six months ended June 30, 2012, formatted in extensible Business Reporting Language (XBRL): (i) Condensed Consolidated Balance Sheets at June 30, 2012 (unaudited) and December 31, 2011; (ii) Unaudited Condensed Consolidated Statements of Income for each of the three and six month periods ended June 30, 2012 and 2011; (iii) Unaudited Condensed Consolidated Statements of Cash Flows for the six month periods ended June 30, 2012 and 2011; (iv) Unaudited Condensed Consolidated Statements of Changes in Partners’ Capital for the six month periods ended June 30 2012 and 2011; and (v) the Condensed Notes to the Consolidated Financial Statements (unaudited) as blocks of text.*

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS AS AT JUNE 30, 2012 (UNAUDITED) AND DECEMBER 31, 2011	F-2
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2012 AND 2011	F-3
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2012 AND 2011	F-4
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2012 AND 2011	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	Notes	June 30, 2012	December 31, 2011
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$42,063	$41,300
Restricted cash, short term portion	3	31,385	30,640
Accounts receivable, net		5,656	6,478
Prepaid expenses and other current assets		216	489

Total current assets		79,320	78,907

Vessels, net	4	799,395	774,624
Deposits for vessels acquisitions	4	350,729	245,567
Deferred finance costs, net		22,703	24,819
Goodwill	6	1,579	1,579
Intangible assets — other than goodwill	5	55,556	59,879
Restricted cash, long term portion		—	1,574
Other long-term assets		873	1,310
Deferred dry dock and special survey cost, net		9,103	7,210

Total non-current assets		1,239,938	1,116,562

Total assets		$1,319,258	$1,195,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$813	$1,021
Dividend payable	7	2,410	2,421
Accrued expenses	8	11,054	15,492
Due to related parties, short term	11	46,479	43,616
Deferred revenue		3,228	3,251
Current portion of long term debt	9	13,776	11,928

Total current liabilities		77,760	77,729

Long-term debt, net of current portion	9	945,759	833,483
Loans due to related party	11	35,000	40,000
Due to related parties, long term	11	24,549	—
Other long term liabilities		344	480
Unfavorable lease terms	5	4,586	4,928

Total non-current liabilities		1,010,238	878,891

Total liabilities		1,087,998	956,620
Commitments and contingencies	12	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of June 30, 2012 and December 31, 2011	13	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized; 40,517,413 issued and outstanding as of June 30, 2012 and December 31, 2011	13	4	4
Additional paid-in capital	13	250,976	255,849
Accumulated deficit		(19,720)	(17,004)

Total stockholders’ equity		231,260	238,849

Total liabilities and stockholders’ equity		$1,319,258	$1,195,469

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars—except share and per share data)

		For the Three	For the Three	For the Six	For the Six
		Months	Months	Months	Months
		Ended	Ended	Ended	Ended
		June 30,	June 30,	June 30,	June 30,
		2012	2011	2012	2011
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$35,945	$26,017	$71, 662	$51,147
Time charter expenses		(1,129)	(963)	(1,659)	(1,390)
Direct vessel expenses		(601)	—	(1,103)	—
Management fees	11	(11,102)	(8,056)	(22,057)	(15,640)
General and administrative expenses		(765)	(889)	(1,677)	(1,915)
Write-off of deferred finance costs		—	(935)	—	(935)
Depreciation and amortization	4,5	(12,043)	(8,297)	(23,989)	(16,341)
Interest income		114	417	291	897
Interest expenses and finance cost, net	9	(12,112)	(9,976)	(24,319)	(18,869)
Other (expense)/income, net		(235)	(517)	135	(559)

Net loss		$(1,928)	$(3,199)	$(2,716)	$(3,605)

Dividend declared on preferred shares Series B		(27)	(27)	(54)	(54)
Undistributed loss attributable to Series C participating preferred shares		311	526	441	527

Net loss attributable to common shareholders	15	(1,644)	(2,700)	(2,329)	(3,132)

Net loss per share, basic		$(0.04)	$(0.07)	$(0.06)	$(0.07)

Weighted average number of shares, basic		40,517,413	39,356,450	40,517,413	43,130,837

Net loss per share, diluted		$(0.04)	$(0.07)	$(0.06)	$(0.07)

Weighted average number of shares, diluted		40,517,413	39,356,450	40,517,413	43,130,837

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	For the Six Months Ended June 30, 2012 (unaudited)	For the Six Months Ended June 30, 2011 (unaudited)
Operating Activities
Net loss		$(2,716)	$(3,605)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,5	23,989	16,341
Amortization & write-off of deferred finance cost, net		1,445	1,801
Amortization of dry dock and special survey costs		1,103	—
Changes in operating assets and liabilities:
Decrease in prepaid expenses		273	30
Decrease/(increase) in accounts receivable		822	(725)
Decrease in restricted cash		423	11
Decrease in other long term assets		437	—
Decrease in accounts payable		(208)	(2,863)
Payments for dry dock and special survey costs		(2,996)	(2,221)
(Decrease)/increase in accrued expenses		(4,438)	3,627
Increase in due to related parties		25,506	8,718
Decrease in deferred revenue		(23)	(252)
Decrease in other long term liabilities		(136)	—

Net cash provided by operating activities		$43,481	$20,862

Investing Activities
Acquisition of vessels	4	(10,482)	(32,081)
Deposits for vessel acquisition	4	(137,057)	(28,924)
Decrease in restricted cash		9,131	778

Net cash used in investing activities		$(138,408)	$(60,227)

Financing Activities
Loan proceeds, net of deferred finance costs	9	120,600	112,619
Loan repayment to related party	11	(5,000)	(6,000)
Loan repayments	9	(6,301)	(82,543)
Dividend paid	7	(4,884)	(4,895)
Increase in restricted cash		(8,725)	(625)

Net cash provided by financing activities		$95,690	$18,556

Net increase / (decrease) in cash and cash equivalents		763	(20,809)
Cash and cash equivalents, beginning of year		41,300	61,360

Cash and cash equivalents, end of period		$42,063	$40,551

	For the Six Month period Ended June 30, 2012 (unaudited)	For the Six Month Period Ended June 30, 2011 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid, net of capitalized interest	$23,389	$17,789
Non-cash financing activities
Dividend payable	$2,410	$2,421
Acquisition of vessels	$677	$1,177
Deposits for vessel acquisition	$1,229	$152

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars, except share data)

	Preferred Stock		Common Stock
	Number of Preferred Shares	Amount	Number of Common Units/Shares	Amount	Additional Paid-in Capital	(Accumulated deficit)	Total Stockholders’ Equity
Balance, December 31, 2010	3,540	$—	48,410,572	$5	$266,870	$(13,147)	$253,728
Common stock exchanged for 1,000 Series C preferred shares	1,000	—	(7,676,000)	(1)	1	—	—
Dividends paid/declared	—	—	—	—	(4,895)	—	(4,895)
Net loss	—	—	—	—	—	(3,605)	(3,605)

Balance, June 30, 2011 (unaudited)	4,540	—	40,734,572	$4	$261,976	$(16,751)	$245,229

Balance, December 31, 2011	4,540	$—	40,517,413	$4	$255,849	$(17,004)	$238,849
Dividend paid/declared (see Note 7)	—	—	—	—	(4,873)	—	(4,873)
Net loss	—	—	—	—	—	(2,716)	(2,716)

Balance, June 30, 2012 (unaudited)	4,540	—	40,517,413	$4	$250,976	$(19,720)	$231,260

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Navios Maritime Acquisition Corporation (“Navios Acquisition” or the “Company”) (NYSE: NNA) owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. The Company’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. The Company is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. The operations of Navios Acquisition are managed by the Navios Tankers Management Inc., a subsidiary of Navios Maritime Holdings Inc. (the “Manager”) from its head offices in Piraeus, Greece.

Navios Acquisition was incorporated in the Republic of Marshall Islands on March 14, 2008. On July 1, 2008, Navios Acquisition completed its initial public offering, or its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company and was controlled by Navios Holdings.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 shares of Series C Convertible Preferred Stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings has 45% of the voting power and 53.7% of the economic interest in Navios Acquisition.

On November 4, 2011, a total of 1,160,963 shares of common stock were released to the sellers of the “VLCC Acquisition” and the remaining 217,159 were returned to Navios Acquisition in settlement of claims relating to representations and warranties attributable to the sellers. The returned shares were cancelled on December 30, 2011.

As of June 30, 2012, Navios Acquisition had outstanding: 40,517,413 shares of common stock, 4,540 shares of preferred stock, 6,037,994 public warrants included in the number of shares and warrants are 17,115 units (one unit consists of one share of common stock and one warrant).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Acquisition’s condensed consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The year end condensed balance sheet data was derived from audited financial statements, but does not include all disclosure required by accounting principles generally accepted in the United States of America (“GAAP”). The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under GAAP for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s 2011 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

(b) Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

(c) Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries if deemed to be a business combination. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of June 30, 2012, the entities included in these consolidated financial statements were:

Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Country of Incorporation	Statement of operations
			2012	2011
Company Name
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Amorgos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Andros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Antikithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	6/7 – 6/30
Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Amindra Shipping Co.	Sub-Holding Company	Marshall Is.	1/1 – 6/30	4/28 – 6/30
Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Folegandros Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Ios Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 – 6/30	1/1 – 6/30
Kithira Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	6/7 – 6/30
Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Navios Maritime Acquisition Corporation	Holding Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Navios Acquisition Finance (U.S.) Inc.	Co-Issuer	Delaware	1/1 – 6/30	1/1 – 6/30
Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Serifos Shipping Corporation	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Shinyo Dream Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Kannika Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Kieran Limited	Vessel Owning Company	British Virgin Is.	1/1 – 6/30	1/1 – 6/30
Shinyo Loyalty Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Navigator Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Ocean Limited	Vessel Owning Company	Hong Kong	1/1 – 6/30	1/1 – 6/30
Shinyo Saowalak Limited	Vessel Owning Company	British Virgin Is.	1/1 – 6/30	1/1 – 6/30
Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Skopelos Shipping Corporation	Vessel Owning Company	Cayman Is.	1/1 – 6/30	1/1 – 6/30
Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	1/1 – 6/30
Oinousses Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	—
Psara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	—
Antipsara Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	1/1 – 6/30	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e) Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Acquisition’ consolidated financial statements.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	June 30, 2012	December 31, 2011
Cash on hand and at banks	$28,661	$8,333
Short-term deposits	13,402	32,967

Total cash and cash equivalents	$42,063	$41,300

Short term deposits relate to time deposit accounts held in bank for general financing purposes.

As of June 30, 2012, restricted cash was $31,385 and will be used mainly for the future installments for vessel deposits, loan repayments and interest.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. The Company does maintain cash deposits and equivalents in excess of government-provided insurance limits. The Company also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2010	$538,751	$(9,092)	$529,659
Additions	277,985	(33,020)	244,965

Balance at December 31, 2011	816,736	(42,112)	774,624
Additions	44,779	(20,008)	24,771

Balance at June 30, 2012	$861,515	$(62,120)	$799,395

On January 20, 2012, Navios Acquisition took delivery of the Nave Estella, a 75,000 dwt South Korean —built chemical tanker, for a total cost of $44,779. Cash paid was $11,159 and $33,620 was transferred from vessel deposits.

Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of June 30, 2012, Navios Acquisition vessel deposits amounted to $350,729 out of which $258,001 was financed through loans and the balance from existing cash. For the six month period ended June 30 2012, Navios Acquisition paid $137,057 for deposits for vessels acquisitions and $33,620 was transferred to “vessels, net”.

For the three and six month period ended June 30, 2012, capitalized interest amounted to $3,384 and $6,716, respectively.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of June 30, 2012 and December 31, 2011 consisted of the following:

	Acquisition Cost	Accumulated Amortization	Net Book Value June 30, 2012
Favorable lease terms	$67,417	$(11,861)	$55,556
Unfavorable lease terms	(5,819)	1,233	(4,586)

Total	$61,598	$(10,628)	$50,970

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Acquisition Cost	Accumulated Amortization	Transfer to Vessel Deposits	Net Book Value December 31, 2011
Purchase options	$3,158	$—	$(3,158)	$—
Favorable lease terms	67,417	(7,538)	—	59,879

Total Intangible assets	70,575	(7,538)	(3,158)	59,879
Unfavorable lease terms	(5,819)	891	—	(4,928)

Total	$64,756	$(6,647)	$(3,158)	$54,951

Amortization (expense)/income of favorable and unfavorable lease terms for the periods ended June 30, 2012 and 2011, is presented in the following table:

	Six Month Period Ended
	June 30, 2012	June 30, 2011
Unfavorable lease terms	$342	$341
Favorable lease terms charter-out	(4,323)	(2,118)

Total	$(3,981)	$(1,777)

The aggregate amortizations of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter
Favorable lease terms	$(8,646)	$(8,593)	$(5,786)	$(4,933)	$(3,874)	$(23,724)
Unfavorable lease terms	683	683	685	683	683	1,169

Total	$(7,963)	$(7,910)	$(5,101)	$(4,250)	$(3,191)	$(22,555)

NOTE 6: GOODWILL

Goodwill as of June 30, 2012 and December 31, 2011 consisted of the following:

Balance December 31, 2010	$1,579

Balance December 31, 2011	1,579

Balance June 30, 2012	$1,579

NOTE 7: DIVIDEND PAYABLE

On November 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2011 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,421 was paid on January 5, 2012 out of which $2,037 was paid to the stock holders of record as of December 15, 2011 and $384 was paid to the holders of 1,000 shares of the Series C preferred stock (which is Navios Holdings — see related party transactions note 11).

On February 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share of common stock. A dividend in the aggregate amount of $2,410 was paid on April 5, 2012 out of which $2,026 was paid to the stock holders of record as of March 22, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see related party transactions note 11).

On May 4, 2012, the Board of Directors declared a quarterly cash dividend in respect of the first quarter of 2012 of $0.05 per share of common stock. A dividend in the aggregate amount of $2,410 was paid on July 3, 2012 out of which $2,026 was paid to the stock holders of record as of June 20, 2012 and $384 was paid to the holder of 1,000 shares of the Series C preferred stock which is Navios Holdings (see related party transactions note 11).

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of June 30, 2012, Navios Acquisition paid a dividend of $54 to the holders of the 540 shares of Series B preferred stock.

NOTE 8: ACCRUED EXPENSES

Accrued expenses as of June 30, 2012 and December 31, 2011 consisted of the following:

	June 30, 2012	December 31, 2011
Accrued voyage expenses	$1,593	$1,262
Accrued loan interest	8,736	9,067
Accrued legal and professional fees	725	5,163

Total accrued expenses	$11,054	$15,492

NOTE 9: BORROWINGS

	June 30, 2012	December 31, 2011
Commerzbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$129,061	$115,827
BNP Paribas S.A. and DVB Bank SE	43,570	36,175
DVB Bank SE and ABN AMRO Bank N.V.	43,328	44,121
Cyprus Popular Bank Public Co Ltd	32,400	24,300
Eurobank Ergasias S.A. $52.2 million	50,573	46,500
Eurobank Ergasias S.A. $52.0 million	28,600	18,200
ABN AMRO Bank N.V.	50,279	53,260
Norddeutsche Landesbank Girozentrale	24,971	—
DVB Bank SE and Emporiki Bank of Greece S.A.	49,943	—
Ship Mortage Notes	505,000	505,000

Total borrowings	957,725	843,383
Less: current portion	(13,776)	(11,928)
Add: bond premium	1,810	2,028

Total long-term borrowings	$945,759	$833,483

Long-Term Debt Obligations and Credit Arrangements

8 5/8% First Priority Ship Mortgage Notes: In October 2010, Navios Acquisition issued the $400,000 of 8 5/8% First Priority Ship Mortgage Notes (the “Existing Notes”) due on November 1, 2017. On May 26, 2011, Navios Acquisition and Navios Acquisition Finance (US) Inc., its wholly owned finance subsidiary (“Navios Acquisition Finance”), completed the sale of $105,000 of Additional Notes. The Existing Notes and the Additional Notes are secured by first priority ship mortgages on seven VLCC vessels owned by certain subsidiary guarantors.

The Existing Notes and the Additional Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). The subsidiary guarantees are full and unconditional as that term is defined by Regulation S-X Rule 3-10, except for the fact that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all assets are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for the purposes of the bond indenture, upon liquidation or dissolution or upon legal or covenant defeasance or satisfaction and discharge of the Existing Notes and the Additional Notes.

The Existing Notes and the Additional Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Following the consummation of the exchange offer for the Existing and the Additional Notes on March 2, 2011 and September 23, 2011, respectively, the Additional Notes and the Existing Notes have the same CUSIP number.

Credit Facilities

Commerzbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Commerzbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $129,061 was outstanding under this facility and $17,189 remains to be drawn.

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,000 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $43,570 was outstanding and $31,430 remains to be drawn under this facility.

DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. On December 29, 2011, Navios Acquisition prepaid $2,500 in relation to an amendment to its credit facility. After the prepayment, outstanding amount under each tranche is repayable in five quarterly installments of $198 each, 13 equal quarterly installments of $448 each, with a final balloon payment of $15,241 to be repaid on the last repayment date. As of June 30, 2012, the facility was fully drawn and the outstanding amount was $43,329.

Cyprus Popular Bank Public Co Ltd: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Cyprus Popular Bank Public Co Ltd to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions upon Navios Acquisition’s request and the bank’s consent) and bears interest at a rate of LIBOR plus 275 bps. As of June 30, 2012, the outstanding amount under this facility was $32,400 that was used to partially finance the acquisition cost of two product tanker vessels and $47,600 remain to be drawn. Pursuant to an agreement dated December 28, 2011, the maturity of the facility was extended, to match the delivery of the vessels.

Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52,200, of which $51,600 is drawn (divided into two tranches of $26,100 and 25,500, respectively) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $345 and $337 respectively, with a final balloon payment of $15,060 and $14,716, respectively, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The facility was fully drawn and the outstanding amount as of June 30, 2012 was $50,573.

Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $28,600 ($16,900 and $11,700 from each tranche respectively) was outstanding under this facility and $23,400 remains to be drawn.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

ABN AMRO BANK N.V.: On July 8, 2011, Navios Acquisition entered into a loan agreement with ABN AMRO Bank N.V of up to $55,100 (divided into two equal tranches) to partially finance the purchase price of two MR2 product tanker vessels. The total amount of $54,750 was drawn under this facility. Each tranche of the facility is repayable in 12 quarterly installments of $745 each and 12 quarterly installments of $571 each with a final balloon payment of $11,576 to be repaid on the last repayment date. The repayment started in October 2011 and it bears interest at a rate of LIBOR plus 325 bps. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $50,279 was outstanding under this loan agreement ($25,139 from each of the two tranches) and no further amounts are available to be drawn.

DVB Bank SE: On December 7, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE of up to $51,000 (divided into two tranches of $25,500 each) to partially finance the purchase price of two LR1 product tanker vessels. Each tranche of the facility is repayable in 28 quarterly installments of $400 each with a final balloon payment of $14,300 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus 270 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2012, no amounts were drawn and outstanding under this loan agreement.

NORDDEUTSCHE LANDESBANK GIROZENTRALE: On December 29, 2011, Navios Acquisition entered into a loan agreement with NORDDEUTSCHE LANDESBANK GIROZENTRALE of up to $28,125 to partially finance the purchase price of one MR2 product tanker vessel. The facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $24,971 was drawn and outstanding under this loan agreement and $3,154 remains to be drawn.

DVB Bank SE and Emporiki Bank of Greece S.A.: On December 29, 2011, Navios Acquisition entered into a loan agreement with DVB Bank SE and Emporiki Bank of Greece S.A. of up to $56,250 (divided into two tranches of $28,125 each) to partially finance the purchase price of two MR2 product tanker vessels. Each tranche of the facility is repayable in 32 quarterly installments of $391 each with a final balloon payment of $15,625 to be repaid on the last repayment date. The repayment starts three months after the delivery of the respective vessel and it bears interest at a rate of LIBOR plus: (a) up to but not including the Drawdown Date of, 175 bps per annum; (b) thereafter until, but not including, the tenth Repayment Date, 250 bps per annum; and (c) thereafter 300 bps per annum. The loan also requires compliance with certain financial covenants. As of June 30, 2012, $49,942 was drawn and outstanding under this loan agreement and $6,307 remains to be drawn.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and paid $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 bps and pursuant to an agreement dated November 8, 2011, the Navios Holdings’ credit facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2012, the outstanding amount under this facility was $35,000 and $5,000 remains to be drawn. As of June 30, 2012 interest accrued under this facility is $104 and is included under amounts due to related parties.

As of June 30, 2012, the total amount available to be drawn from all our facilities was $185,080.

As of June 30, 2012, the Company was in compliance with its covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Acquisition’s vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Acquisition from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; changing the flag, class, management or ownership of Navios Acquisition’s vessels; changing the commercial and technical management of Navios Acquisition’s vessels; selling Navios Acquisition’s vessels; and subordinating the obligations under each credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Acquisition to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Acquisition, including Net Worth, debt coverage ratios, and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Guarantees

The Company’s 8 5/8% Notes (consisting of the Existing Notes and the Additional Notes) are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Acquisition Finance (a co-issuer of the ship mortgage notes). The guarantees of our subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. All subsidiaries, including Navios Acquisition Finance are 100% owned. The Company does not have any independent assets or operations.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The maturity table below reflects the principal payments of all Notes and credit facilities outstanding as of June 30, 2012 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior Notes. The maturity table below includes in the amount shown for 2018 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of vessels scheduled to be delivered on various dates throughout 2014.

June 30, 2012
Long-Term Debt Obligations:
Year
June 30, 2013	$13,776
June 30, 2014	15,820
June 30, 2015	14,983
June 30, 2016	16,401
June 30, 2017	81,461
June 30, 2018 and thereafter	815,284

Total	$957,725

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted Cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Accounts receivable: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and no significant changes in interest rates. All amounts that are assumed to be uncollectible are written off and/or reserved.

Accounts payable: The carrying amount of accounts payable reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

Due to related parties, short term: The carrying amount of due to related parties, short term reported in the balance sheet approximates its fair value due to the short-term nature of these accounts payable and no significant changes in interest rates.

The carrying amount of the floating rate payable approximates its fair value.

Other long term borrowings: The carrying amount of the floating rate loans approximates its fair value.

Ship Mortgage Notes: The fair value of the Notes, which has a fixed rate, was determined based on quoted market prices, as indicated in the table below.

Loans due to related party: The carrying amount of the floating rate loans approximates its fair value.

Due to related parties, long term: The carrying amount of the floating rate payable approximates its fair value.

	June 30, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$42,063	$42,063	$41,300	$41,300
Restricted cash	$31,385	$31,385	$32,214	$32,214
Accounts receivable	$5,656	$5,656	$6,478	$6,478
Accounts payable	$813	$813	$1,021	$1,021
Due to related parties, short term	$46,479	$46,479	$43,616	$43,616
Ship mortgage notes and premium	$506,810	$485,148	$507,028	$385,088
Other Long-term debt	$452,725	$452,725	$338,383	$338,383
Loans due to related party	$35,000	$35,000	$40,000	$40,000
Due to related parties, long term	$24,549	$24,549	$—	$—

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of June 30, 2012.

	Fair Value Measurements at June 30, 2012 Using
	Total	Level I	Level II		Level III
Cash and cash equivalents	$42,063	$42,063	$—		$—
Restricted cash	$31,385	$31,385	$—		$—
Ship mortgage notes and premium	$485,148	$485,148	$—		$—
Other Long-term debt (1)	$452,725	$—	$452,725	(1)	$—
Loans due to related party (1)	$35,000	$—	$35,000	(1)	$—
Due to related parties, long term (1)	$24,549	$—	$24,549	(1)	$—

(1)	The fair value of the Company’s other long term debt, loans due to related party and due to related parties, long term is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 11: TRANSACTIONS WITH RELATED PARTIES

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings. The $40,000 facility has a margin of LIBOR plus 300 bps and a pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. As of June 30, 2012, the outstanding amount under this facility was $35,000 included under loans due to related parties and interest accrued under this facility of $104 was included under due to related parties. For the six month period ended June 30, 2012, interest expense in relation to this facility amounted to $620 million and was included under interest expense and finance cost, net in the statement of operations.

Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Tankers Management Inc. (the “Manager”), a subsidiary of Navios Holdings, provides for five years from the closing of the Company’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel and $10 per VLCC tanker vessel for the first two years. On May 4, 2012, Navios Acquisition amended its existing Management Agreement with the Manager, to fix the fees for ship management services of its owned fleet at current rates for two additional years, through May 28, 2014. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Dry docking expenses are fixed for the first four years under these agreements for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. As of June 30, 2012, Navios Acquisition may, upon request, reimburse the Manager partially or fully for dry docking and other extraordinary fees and expenses under the Agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over libor. Total management fees for each of the six month periods ended June 30, 2012 and 2011 amounted to $22,057 and $15,640, respectively.

General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with the Manager, expiring on May 28, 2015, pursuant to which a subsidiary of Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month period ended June 30, 2012 and 2011, administrative services rendered by the Manager amounted to $491 and $338 respectively. For the six month period ended June 30, 2012, and June 30, 2011 the administrative services rendered by the Manager amounted to $976 and $654, respectively.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Balance due to related parties: Amounts due to related parties as of June 30, 2012 and December 31, 2011, was $71,028 and $43,616, respectively, of which the current account payable to Navios Holdings and its subsidiaries was $46,479 and $43,616 and the long term payable was $24,549 and $0, respectively. The balance mainly consisted of management fees administrative fees, dry-docking costs and other expenses.

Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Maritime Partners L.P. (“Navios Partners”) in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a: (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty; or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NOTE 12: COMMITMENTS AND CONTINGENCIES

As of June 30, 2012, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through October 2014.

The future minimum commitments by period as of June 30, 2012, of Navios Acquisition under its ship building contracts, were as follows:

Amount
June 30, 2013	$137,380
June 30, 2014	11,960
June 30, 2015	23,920

Total	$173,260

NOTE 13: PREFERRED AND COMMON STOCK

Preferred Stock

As of September 30, 2011, the Company was authorized to issue 10,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

On March 30, 2011, pursuant to an Exchange Agreement Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting Series C Convertible Preferred Stock of Navios Acquisition. Each holder of shares of Series C Convertible Preferred Stock shall be entitled at their option at any time, after June 30, 2013 to convert all or any the outstanding shares of Series C Convertible Preferred Stock into a number of fully paid and non-assessable shares of Common Stock determined by multiplying each share of Series C Convertible Preferred Stock to be converted by 7,676, subject to certain limitations. Upon the declaration of a common stock dividend, the holders of the Series C Convertible Preferred Stock are entitled to receive dividends on the Series C Convertible Preferred Stock in an amount equal to the amount that would have been received in the number of shares of Common Stock into which the Shares of Series C Convertible Preferred Stock held by each holder thereof could be converted. The shares of Series C Preferred Stock were recorded at fair value of the common stock exchanged which totaled $30,474, using the common stock price on March 30, 2011 of $3.97. The impact of the exchange (other than the par value of the common and preferred stock) was recorded net in Additional-Paid-In-Capital.

As of June 30, 2012 and December 31, 2011, 4,540 shares of preferred stock were issued and outstanding.

Common Stock

As of June 30, 2012, the Company was authorized to issue 250,000,000 shares of $0.0001 par value common stock.

Pursuant to an Exchange Agreement entered into on March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for 1,000 non-voting shares of Series C Convertible Preferred Stock of Navios Acquisition.

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 14: SEGMENT INFORMATION

Navios Acquisition reports financial information and evaluates its operations by charter revenues. Navios Acquisition does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Acquisition has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Acquisition’s reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Tanker vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month	Three Month	Six Month	Six Month
	Period ended	Period ended	Period ended	Period ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
	($ ’000)	($ ’000)	($ ’000)	($ ’000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Europe	$3,923	$2,922	$8,298	$5,982
Asia	32,022	23,095	63,313	45,165
United States	—	—	51	—

Total	$35,945	$26,017	$71,662	$51,147

NOTE 15: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss available to common stockholders by the average number of shares of common stock of Navios Acquisition outstanding during the period.

For the three and six months ended June 30, 2011, potential shares of common shares kept in escrow have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted earnings per share. For the three and six months ended June 30, 2012, there were no potential shares of common stock.

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30,	June 30	June 30,	June 30,
	2012	2011	2012	2011
Numerator:

Net loss attributable to common stockholders	$(1,928)	$(3,199)	$(2,716)	$(3,605)
Dividend declared on preferred shares Series B	(27)	(27)	(54)	(54)
Undistributed loss attributable to Series C participating preferred shares	311	526	441	527

Loss attributable to common shares	$(1,644)	$(2,700)	$(2,329)	$(3,132)
Denominator:
Denominator for basic net loss per share — weighted average shares	40,517,413	39,356,450	40,517,413	43,130,837

Denominator for diluted net loss per share — adjusted weighted average shares	40,517,413	39,356,450	40,517,413	43,130,837

Basic net loss per share	$(0.04)	$(0.07)	$(0.06)	$(0.07)

Diluted net loss per share	$(0.04)	$(0.07)	$(0.06)	$(0.07)

NAVIOS MARITIME ACQUISITION CORPORATION

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

NOTE 16: INCOME TAXES

Marshall Islands, Cayman Islands, British Virgin Islands and Hong Kong, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Cayman Islands, British Virgin Islands and Hong Kong, the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel management fees in the accompanying consolidated statements of income.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future. Due to the exemption under Section 883 of the Code, Delaware would not impose a tax on the Company or its subsidiaries’ international shipping income.

NOTE 17: SUBSEQUENT EVENTS

On August 13, 2012, the Board of Directors declared a quarterly cash dividend in respect of the second quarter of 2012 of $0.05 per share of common stock payable on October 3, 2012 to stockholders of record as of September 19, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 50,000 dwt MR2 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $13 per day for a period of three years plus two one year options. The charter contract also provides for 50% profit sharing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 21, 2012